UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
EVERFLOW EASTERN PARTNERS, L.P.
(Name of Issuer)
EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
(Name of Person Filing Statement)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Copy to:
Thomas L. Korner, President Everflow Eastern Partners, L.P. 585 West Main Street Canfield, Ohio 44406 330-533-2692	Michael D. Phillips, Esq. Calfee, Halter & Griswold LLP 1400 McDonald Investment Center 800 Superior Avenue Cleveland, Ohio 44114 216-622-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)
April 28, 2006
(Date Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation: 567,467 Units of Limited Partnership Interest at $22.87 per Unit	Amount of Filing Fee* $1,388.64

*	Previously paid. Calculated at $107.00 per million of Transaction Value.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
Amount Previously Paid: $1,388.64 Form of Registration No.: Schedule TO Filing Party: Everflow Eastern Partners, L.P. Date Filed: April 28, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.

☐

INTRODUCTORY STATEMENT
     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on April 28, 2006 (the “Schedule TO”), as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on May 15, 2006, by Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company”), in connection with the Company’s offer to purchase up to 567,467 units of limited partnership interest (the “Units”) at a purchase price of $22.87 per Unit in cash upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase for Cash and the Letter of Transmittal were previously filed with the Securities and Exchange Commission on April 28, 2006 with the Schedule TO as exhibits (a)(1) and (a)(2) respectively.
     The information in the Offer is incorporated in this Amendment No. 2 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. Terms of the Transaction, Item 5. Past Contracts, Transactions, Negotiations and Agreements, Item 6. Purposes of the Transaction and Plans or Proposals and Item 11. Additional Information
     Item 4—Terms of the Transaction, Item 5—Past Contracts, Transactions, Negotiations and Agreements, Item 6—Purposes of the Transaction and Plans or Proposals and Item 11—Additional Information, which incorporates by reference the Offer to Purchase for Cash and the Letter of Transmittal, is hereby amended and supplemented as follows:
(1) The “Introduction” of the Offer to Purchase for Cash is amended as follows:
The sixth and seventh sentences of the second paragraph of the Introduction are deleted in their entirety and replaced with the following:
“For purposes of the calculation of the Adjusted Book Value of the Company, the “Standardized Measure of Discounted Future Net Cash Flows” reported on page 10 of this Offer to Purchase was determined based upon a review and analysis of the Company’s Proved Developed Reserves as of December 31, 2005. The information about such reserves was presented in the reserve report prepared by Wright & Company, Inc., independent petroleum consultants. As required by the Partnership Agreement, the future net cash flows of the Company’s Proved Developed Reserves reported in the reserve report were discounted at an annual rate of 10% by Wright & Company. However, as discussed in the introduction to the reserve report, such discounted future net cash flows were not adjusted for federal income tax and excluded consideration of encumbrances against the Company’s properties, if any. In accordance with the requirements of Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” and the Partnership Agreement, the Company further adjusted the discounted cash flow data set forth in the reserve report to reflect future income taxes, development costs, asset retirement obligations and salvage costs discounted at an annual rate of 10% and this “Standardized Measure of Discounted Future Net Cash Flows” of the Company’s Proved Developed Reserves at December 31, 2005 was utilized to calculate the Company’s Adjusted Book Value. The calculation used to determine the Standardized Measure of Discounted Future Net Cash Flows is consistent with the footnote disclosure regarding supplemental unaudited oil and gas information in the Company’s audited financial statements as of December 31, 2005.”

(2) The “Risk Factors” section of the Offer to Purchase for Cash is amended as follows:
The second and third sentences of the “No Fairness Opinion” risk factor under the Risk Factors section are deleted in their entirety and replaced with the text below. The fifth sentence of the “No Fairness Opinion” risk factor under the Risk Factors section is deleted in its entirety.
“The Company engaged Wright & Company, Inc., independent petroleum consultants, to prepare a reserve report as of December 31, 2005 and such report included information regarding the Company’s Proved Developed Reserves and future net cash flows for all properties in which the Company owns an interest. As discussed herein, the reserve report’s conclusions about the future net cash flows of the Company’s Proved Developed Reserves at December 31, 2005 were used in determining the Adjusted Book Value of $212,031,000. As required by the Partnership Agreement, the information regarding future net cash flows of the Company’s Proved Developed Reserves reported in the reserve report were discounted at an annual rate of 10% by Wright & Company. However, as discussed in the introduction to the reserve report, such discounted future net cash flows were not adjusted for federal income tax and excluded consideration of encumbrances against the Company’s properties, if any. In accordance with the requirements of Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” and the Partnership Agreement, the Company further adjusted the discounted cash flow data set forth in the reserve report to reflect future income taxes, development costs, asset retirement obligations and salvage costs discounted at an annual rate of 10% and this “Standardized Measure of Discounted Future Net Cash Flows” of the Company’s Proved Developed Reserves at December 31, 2005 was utilized to calculate the Company’s Adjusted Book Value of $212,031,000. The calculation used to determine the “Standardized Measure of Discounted Future Net Cash Flows” is consistent with the footnote disclosure regarding supplemental unaudited oil and gas information in the Company’s audited financial statements as of December 31, 2005.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2006	EVERFLOW EASTERN PARTNERS, L.P.
	By:	EVERFLOW MANAGEMENT LIMITED, LLC General Partner

	By:	EVERFLOW MANAGEMENT CORPORATION Managing Member
	By:	/s/William A. Siskovic William A. Siskovic Vice President and Secretary-Treasurer